UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into Agreement for Issuance of Class B Ordinary Shares

On September 9, 2026, AIFU Inc. (“AIFU” or the “Company”) entered into a share subscription agreement (the “Agreement”) with Expansion Group Ltd. (“Expansion”), pursuant to which Expansion will subscribe for 10,000,000 Class B ordinary shares of the Company (the “Shares”, each “a Share”), at a price of US$0.002 per Share, which is the par value of the Class B ordinary share, for a total consideration of US$20,000 (the “Issuance”). The gross proceeds to the Company from such transaction will be used for general working capital purposes.

The Issuance is expected to be completed by the end of September 2026, subject to satisfaction of customary closing conditions. Expansion currently owns 13 Class A ordinary shares and 250,000 Class B ordinary shares of the Company. Following the Issuance, Expansion will beneficially own 13 Class A ordinary shares and 10,250,000 Class B ordinary shares of the Company, representing 63.37% of the total issued and outstanding ordinary shares of the Company, and 99.43% of the aggregate voting power of the Company.

The foregoing description of the Share Subscription Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Share Subscription Agreement which is filed as Exhibits 10.1 hereto, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Desciption
10.1	Form of Share Subscription Agreement made between AIFU Inc. and Expansion Group Ltd dated on September 9, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: September 9, 2026

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